

Mail Stop 3561

June 3, 2008

Mr. Tong Liu
Chief Executive Officer
American Business Holdings, Inc.
No. 194, Guogeli Street, Harbin
Heilongjiang Province, China 150001

> **Re:** **American Business Holdings, Inc.**
> **Item 4.01 Form 8-K/A**
> **Filed June 2, 2008**
> **File No. 333-132429**

Dear Mr. Liu:

We have reviewed your amended filing and response letter dated June 2, 2008 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

<u>Amendment No. 1 on Form 8-K Filed June 2, 2008</u>

1. We note your response to comment two in our letter dated May 20, 2008, the revision to your disclosure and the letter from Gately & Associates, LLC filed as an exhibit to the filing. Please file an Exhibit 16 letter from Gately & Associates with respect to the amended filing. Refer to paragraph (a)(3) of Item 304 of Regulation S-K.

2. As previously requested, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filings;
·   staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please respond to these comments within five business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments. Please submit your response letter as a correspondence file on EDGAR.

If you have any questions regarding these comments, please direct them to me at (202) 551-3322. In my absence, you may direct your questions to Bill Thompson, Accounting Branch Chief, at (202) 551-3344.

Sincerely,

Ta Tanisha Meadows
Staff Accountant